UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 15)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company )
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 – 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. Solicitation/Recommendation
Item 9. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EX-99.A.25: NOTICE OF CHANGE TO DIRECTORS' CIRCULARS
EX-99.A.26: COMPANY LETTER TO SHAREHOLDERS

          This Amendment No. 15 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1 through Amendment No. 14, (as amended, the “Statement”) relating to the unsolicited tender offer (the “CanSup Offer”) by Canadian Superior Energy Acquisitions Inc. (the “CanSup Offeror”), a wholly owned subsidiary of Canadian Superior Energy Inc. (“Canadian Superior”), described in a Tender Offer Statement on Schedule TO initially filed by the CanSup Offeror with the Commission on June 19, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
          Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
          Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 4. Solicitation/Recommendation
     Item 4 is hereby amended and supplemented by adding thereto:
          On August 12, 2006, the Corporation issued a Notice of Change to Directors’ Circulars as a result of: (1) the further variation to the Canadian Oils Sands Offer which has been amended to reduce the minimum percentage of outstanding Common Shares required to be validly deposited and not withdrawn from 66 2/3% to 50.01% of the Common Shares (calculated on a fully diluted basis) and to extend the expiry time of the Canadian Oil Sands Offer to 12:00 Midnight (Pacific Daylight Time) on August 18, 2006 (as amended, the “Revised Canadian Oil Sands Offer”); and (2) the variation to the Initial CanSup Offer which has been amended to vary the form of consideration offered to Shareholders and to extend the expiry time of such offer to 3:00 p.m. (Mountain Daylight Time) on September 7, 2006 (as amended, the “Revised CanSup Offer”). A copy of the Notice of Change to Directors’ Circulars is attached hereto as Exhibit (a)(25) and is hereby incorporated herein by reference.
          On August 11, 2006, the Corporation issued a letter to Canada Southern shareholders in which it reiterated the unanimous recommendation of the Corporation’s Board of Directors that the Corporation’s shareholders accept the Revised Canadian Oil Sands Offer and reject the Revised CanSup Offer. A copy of the Corporation’s August 11, 2006 letter is attached hereto as Exhibit (a)(26) and is hereby incorporated herein by reference.
          On August 14, 2006, the Corporation issued its interim report to shareholders for the period ended June 30, 2006 in which it reported quarterly results for the fiscal quarter ended June 30, 2006. The Corporation also discussed its recommendations with respect to the Revised Canadian Oil Sands Offer and the revised CanSup Offer. A copy of the interim report to shareholders is filed herewith as Exhibit (a)(27) and is hereby incorporated herein by reference.
Item 9. Exhibits
    Item 9 is hereby amended and supplemented by adding thereto:
(a)(25)	Notice of Change to Directors’ Circulars, dated August 12, 2006.

(a)(26)	Company Letter to Shareholders, dated August 11, 2006.

(a)(27)	Interim Report to Shareholders for Period Ending June 30, 2006 (incorporated by reference from Exhibit No. 1 to the Corporation’s Form 6-K filed on August 14, 2006).

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: August 14, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(25)	Notice of Change to Directors’ Circulars, dated August 12, 2006.

(a)(26)	Company Letter to Shareholders, dated August 11, 2006.

(a)(27)	Interim Report to Shareholders for Period Ending June 30, 2006 (incorporated by reference from Exhibit No. 1 to the Corporation’s Form 6-K filed on August 14, 2006).